SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 13, 2004

BALTIMORE TECHNOLOGIES PLC

(Registrant’s name)

Baltimore Technologies plc,

1310 Waterside, Arlington Business Park

Theale, Reading, Berkshire, England RG7 4SA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F     ☒             Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes      ☐            No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).

10 April 2004

Dear Shareholder,

This Letter Is Important, Please Read It And Take Action

As you may know from Baltimore Technologies’ announcement on 31 March 2004 regarding its new strategy on clean energy, I have been appointed Baltimore’s Chief Executive. I take up my position shortly.

I am sure that you are also aware that the offshore financial vehicle, Acquisitor Holdings (Bermuda) Ltd. (“Acquisitor”) is trying to take control of Baltimore’s Board for the benefit of its own shareholders.

As my first task, I am writing to you today to introduce myself. I want to explain why we are so convinced that the new Board team and the clean energy strategy will deliver the sustained growth in the value of your Baltimore shares that you deserve. I hope that I can show you that by backing me, my new team and my plan, we could increase the value of your shares in a relatively short period of time. However, to be allowed the opportunity to do this for you, you must vote for our strategy and my team by ticking all the green boxes on the enclosed reply-paid proxy form and signing, dating and returning it in the post.

About me and the new Board

I personally have over 30 years’ experience in the energy and power sectors and have successfully built and recovered significant businesses in my senior management positions with some of the world’s largest companies in the industry. Most recently, as Managing Director, Europe of BP Gas, Power and Renewables, I built a $1 billion clean energy business from scratch between 2000 and 2003. Together, the proposed new Baltimore Board Directors combine some of the strongest, most reputable expertise and corporate track records in this already well-established industry. Our biographies are part of the announcement of 31 March, which you will find in the enclosed Circular from Baltimore.

I have committed, as have my colleagues who will join me on the Board, the strength of our considerable reputations to Baltimore. We believe we can build it into a successful clean energy company that will deliver sustained and profitable growth for shareholders, generating positive cash flow in the near future.

My plan

My plan to achieve this is backed by tried and tested methods and is set out in the enclosed Circular. In summary:

•	Baltimore would generate solid, sustainable income from actively managing business customers’ fuel and energy supplies to reduce their costs and to increase the amount of clean, low-emission fuel they use (e.g. gas and wind-powered energy).

Baltimore Technologies plc

Innovation House

39 Mark Road

Hemel Hempstead

Hertfordshire HP2 7DN

United Kingdom

Tel:  +44 (0)1442 342 600

Fax:  +44 (0)1442 266 438

Email:  info@baltimore.com

Registered Office  Innovation House, 39 Mark Road, Hemel Hempstead, Hertfordshire  HP2 7DN, United Kingdom

Registered in England No. 2643615

www.baltimore.com

•	I would establish the business through an initial company acquisition that will provide us with a platform for expansion and positive cash earnings at an early stage, so that you would see some early results.

•	My plan makes the best use of Baltimore’s London Stock Exchange listing and of the company’s precious cash assets, which I believe are more than sufficient to start building the business.

•	In this way I intend to make your shares a high quality investment in what is a large, well-established and growing market – new European laws require companies to use more clean energy and we will provide it.

My commitment

From my experience in this field, I am confident that this plan will succeed. I have staked my industry profile and my successful record to date on its success. At the same time, I have no golden parachute. If Baltimore shareholders decide not to back me but instead to back Acquisitor, Baltimore will owe me nothing.

By contrast, I believe that Acquisitor’s dogged focus on Baltimore’s past, with no mention of the future, demonstrates that its only concern is to gain control of the company’s cash and not to further the interests of Baltimore’s shareholders as they claim. In that respect, I trust my commitment to Baltimore, and that of the other new Board Directors, demonstrates our confidence in the integrity of the Company’s conduct to date.

What you need to do now

I hope you will see the real opportunity in our growth strategy and that you will help secure it by voting against Acquisitor’s proposal. It is important you do this if you wish to back my plan and my new team. With this letter is the proxy form for you to vote at the shareholder meeting to be held on 6 May 2004. All you need to do is to tick all of the green boxes indicated on the enclosed reply-paid proxy form and sign, date and return the form by post as soon as possible and by no later than 4 May 2004. You do not need a stamp or an envelope. If you have any questions, please do call our shareholder helpline on 00800 0008080 or on +44 20 7335 5704 if you call from outside the UK and the Republic of Ireland.

Yours sincerely,

David Weaver

Chief Executive Designate

David Weaver was Managing Director Europe, BP Gas, Power and Renewables, a $1 billion turnover business, from 2000 to 2003. In this role, he built a highly successful business from a green field start, establishing BP’s largest power marketing operation and pioneering their entry into the wind power renewables business. Prior to joining BP, he was President and CEO of Europe for Duke Energy International, one of USA’s largest gas and power enterprises. From 1995 until 1999 he was Chief Executive Officer, International, based in Singapore for CMS Energy Inc, a major US energy utility and a New York Stock Exchange quoted power company, where he is credited with the successful turnaround of a loss making Asian business. His executive experience also includes Managing Director of Mission Energy Asia, and General Manager of Scottish Power New Ventures where he established their market entry strategy into renewable energy in 1992. He started his career with the Central Electricity Generating Board and led one of the Government’s privatisation teams during the privatisation of the UK Electricity Supply Industry. He is a Fellow of the Energy Institute and a founder Member of the Institute of Petroleum Engineers.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document and/or the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised pursuant to the Financial Services and Markets Act 2000 who specialises in advising upon investments in shares and other services.

If you have sold or otherwise transferred all of your ordinary shares in Baltimore Technologies plc (“Baltimore” or the “Company”), please forward this document, together with the accompany form of proxy, to the purchaser or the transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Baltimore Technologies plc

Extraordinary General Meeting relating to Resolutions

proposed by Acquisitor Holdings (Bermuda) Ltd.

A letter from your Chairman, is set out on pages 3 to 6 of this document. Notice of an extraordinary general meeting of Baltimore, which has been requisitioned by Acquisitor Holdings (Bermuda) Ltd., to be held on Thursday 6 May 2004 at 12 noon is set out at the end of this document.

Shareholders will find enclosed a form of proxy for use at the Extraordinary General Meeting. The form of proxy, completed, signed and dated in accordance with the instructions thereon, should be returned as soon as possible but, in any event, so as to reach the Company’s registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 12 noon on Tuesday 4 May 2004.

IF YOU WISH TO SUPPORT YOUR BOARD you must vote against the resolutions proposed at the Extraordinary General Meeting. To do this you must TICK ALL OF THE GREEN COLOURED BOXES indicated on the enclosed form of proxy and sign, date and return the form as indicated above.

Completion and return of a form of proxy will not prevent Shareholders from attending and voting in person at the Extraordinary General Meeting should they so wish.

You are strongly urged to return your form of proxy.

TIMETABLE

Latest time and date for receipt of forms of proxy	12 noon on Tuesday 4 May 2004

Extraordinary General Meeting	12 noon on Thursday 6 May 2004

Your vote is important

Please complete, sign, date and return your form of proxy now

IF YOU WISH TO SUPPORT YOUR BOARD YOU MUST vote against the resolutions proposed at the Extraordinary General Meeting. To do this you must TICK ALL OF THE GREEN COLOURED BOXES indicated on the form of proxy enclosed with this document and complete, sign, date and return your form of proxy as soon as possible but, in any event, so as to reach the Company’s registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 12 noon on Tuesday 4 May 2004.

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

“Acquisitor”	Acquisitor Holdings (Bermuda) Ltd.

“Acquisitor Resolutions”	the resolutions set out in the Notice of Extraordinary General Meeting at the end of this document

“AIM”	the Alternative Investment Market of the London Stock Exchange

“Annual General Meeting”	the Annual General Meeting of the Company to be held in 2004

“the Board” or “your Board”	the board of directors of Baltimore on the date of this document

“Company” or “Baltimore”	Baltimore Technologies plc

“Extraordinary General Meeting”	the Extraordinary General Meeting convened for 12 noon on Thursday 6 May 2004, the notice of which is set out at the end of this document

“Filing Date”	the date on which the filing of the Group Accounts with the US Securities and Exchange Commission, in accordance with applicable US law and regulation, is made

“Group”	Baltimore and its subsidiaries

“Group Accounts”	the Annual Report and 20-F of the Group for the financial year ended 31 December 2003, including the consolidated financial statements of the Group for that year set out therein

“New Directors”	David Weaver, Alfredo Goyanes, Richard Eyre, James Huston and John Uttley, as described in the Company’s Strategy announcement set out in Appendix 1 to this document

“Shareholders”	the shareholders of Baltimore

“Share Award Plan”	the Baltimore Technologies plc Share Award Plan approved by Shareholders on 16 December 2002

LETTER FROM THE CHAIRMAN OF BALTIMORE

(Incorporated in registered in England and Wales number 2643615)

Directors:	Registered and Head Office:

Bijan Khezri (Executive Chairman)	Innovation House,
Denis Kelly (Chief Financial Officer)	Mark Road,
Andrew Hunt (Senior Non Executive)	Hemel Hempstead
Simon Enoch (Non Executive)	Herts HP2 7DN
George Powlick (Non Executive)	United Kingdom

10 April 2004

To the holders of Ordinary Shares and, for information only, to holders of options over Ordinary Shares

Dear Shareholder

Extraordinary General Meeting

I am writing regarding important developments related to your Company. In summary:

•	The Company’s asset realisation program is now substantially complete with £24.7 million in cash as at 31 December 2003

•	Returning all cash to shareholders (by way of members’ voluntary liquidation) is an option, but your Board believes that it would not maximise shareholder value. The Board has identified an attractive business opportunity in the supply of clean energy solutions to businesses

•	David Weaver, a former senior executive with BP plc, has been recruited as Chief Executive to take up appointment immediately following the Filing Date. Three new high-profile independent non-executive directors will also join the Board at that time

•	I will relinquish my responsibilities as Chief Executive on the Filing Date and continue thereafter as non-executive Chairman. Two of the three existing non-executive directors will stand down from the Board at the Annual General Meeting

•	Acquisitor, a Bermuda incorporated company which only became a shareholder in the Company immediately after the announcement on 22 September 2003 of the sale of the PKI business, the last disposal in the Company’s asset realisation programme, submitted a requisition on 22 March 2004 for a meeting to dismiss all the existing directors and replace them with its own candidates.

Successful asset realisation programme

The cash balance of £24.7 million as at 31 December 2003, following the substantial completion of the Company’s asset realisation programme, provides shareholders with a real opportunity to take the Company forward.

The fact that Acquisitor has suddenly appeared as a shareholder when the Board’s hard work in realising the Group’s assets has been completed and the Company has for the first time in many years a growth opportunity for the future, is a reflection of the good work that has been achieved. Acquisitor is trying to exploit the sentiment of Baltimore shareholders for the sake of getting control over your Company’s cash.

The Company’s new strategy

A new strategy has emerged from the Board’s review, as the optimal solution to maximise shareholder value. The Board believes that the current Baltimore platform will be optimised by investing in the clean energy solutions market, and offering the opportunity to achieve high returns.

In defining its growth strategy, the Board has, in parallel, reviewed fully the likely outcome of a Members Voluntary Liquidation (MVL) of the Company and the potential return to shareholders, after settlement of outstanding liabilities and the cost of distributions. The Board is of the opinion that:

•	the timing of returns to shareholders from an MVL will be subject to uncertainties

•	it is likely that the cash proceeds available for distribution could be less than the current cash balance, once adjusted for provisions, timing and cost implications

•	under an MVL, certain benefits the Company can exploit as a going concern would not be fully realisable

As it became increasingly apparent that the MVL route would not maximise shareholder value, the Board has, over the last six months reviewed the strategic options available to the Company. Among other options it sought to identify a business sector in which its current structure and assets could be deployed advantageously and which has the following characteristics:

•	significant growth potential

•	stable and strong cash flow

•	innovation to drive competitive advantage

On 31 March 2004 the Board announced the new strategy for the Company, which is based on building a leading business focused on providing commercially competitive clean energy solutions to industrial and commercial consumers. Further details are contained in the Company’s Strategy announcement made on 31 March, which is set out in Appendix 1.

The Company’s new management team and Board

In order to implement the new strategy, I was delighted, as part of the 31 March strategy release, to announce new management and Board appointments with considerable experience in the energy sector. The Board firmly believes that it can deliver this new strategy and successfully provide value for all shareholders. Since the date of the Company’s Strategy announcement the Board has agreed with each of the New Directors that they will commence their appointments immediately following the Filing Date, instead of on 8 April 2004, as envisaged in that announcement. The Filing Date is expected to occur shortly.

David Weaver, former Managing Director Europe, BP Gas, Power and Renewables, was appointed Chief Executive. Alfredo Goyanes, former Head of European Energy Research, Lazard Capital Markets (London) was appointed Chief Financial Officer Designate. Each of them will commence appointment immediately following the Filing Date. On his appointment Mr Goyanes will initially work alongside Denis Kelly, the current Chief Financial Officer who will step down at the Annual General Meeting.

I will act as Executive Chairman until the Filing Date when I will relinquish my responsibilities as Chief Executive and thereafter will continue as Chairman of the new Board, in a non-executive capacity. Together with Andrew Hunt, as Senior Independent Director and John Uttley as Chairman of the Audit Committee, Richard Eyre and James Huston, who have agreed to join the new Board as non-executive Directors immediately following the Filing Date, we all look forward to supporting David Weaver and Alfredo Goyanes as they implement the new strategy.

David Weaver has written to you separately to introduce himself and to explain why he considers this new strategy will deliver enhanced shareholder value.

Acquisitor’s action

Acquisitor wants to remove your experienced Board and control the Company’s cash without revealing what it plans to do with it. We now have a distinct and attractive business opportunity with an experienced new management team. You do not deserve to have all of this taken away from you by Acquisitor.

Acquisitor has requisitioned an extraordinary general meeting and proposed resolutions which call for the appointment of five new directors nominated by Acquisitor and the removal of all of the directors of the Company in office as at the date of the Extraordinary General Meeting. Acquisitor’s statement in relation to its proposed resolutions, and which we are required to send to shareholders under the Companies Act 1985, is set out in Appendix 5 and the notice convening that extraordinary general meeting is set out at the end of this document.

The Board encourages you to ask a number of important questions relating to Acquisitor. In summary:

•	Why has Acquisitor only become a shareholder in Baltimore immediately after the sale of the PKI business, the last disposal in the Company’s asset realisation programme, had been announced on 22 September 2003?

•	Why, for an investment of around £3 million, should Acquisitor obtain control of your Company’s cash of some £24 million?

•	What is Acquisitor’s plan for your Company’s cash if it should obtain control of the Board?

•	Who will be Acquisitor’s permanent, rather than the “interim”, executive team?

•	How would the Acquisitor directors, who are proposed as new directors of Baltimore, avoid conflicts of interest in their new role?

•	What has Acquisitor to offer Baltimore shareholders when they could, if they wish, invest directly in Acquisitor, since its shares are quoted on the Alternative Investment Market?

•	Why is Acquisitor so critical of Baltimore, while it continues buying shares in the Company?

•	On what basis does Acquisitor, which has only recently become a shareholder, attempt to portray itself as the shareholders’ champion?

The Board has carefully considered the importance of Shareholders having an opportunity to choose whether or not to endorse the Company’s new strategy. All the New Directors, who have been appointed to implement that strategy, must submit themselves to Shareholder vote for re-election at the Company’s Annual General Meeting. This would have happened in any event, without Acquisitor’s intervention and its requisition of the Extraordinary General Meeting.

We have enlarged on these issues in Appendix 3.

Acquisitor has made much of questioning the past. In Appendices 2 and 4 we set out our view of that past. Although many Baltimore shareholders have suffered loss, Acquisitor has not.

Shareholder Meeting on 6 May 2004

The Extraordinary General Meeting requisitioned by Acquisitor will be held at Holiday Inn Bloomsbury, Coram Street, London WC1N 1HT at 12 noon on Thursday 6 May 2004, in order to consider the Acquisitor Resolutions.

Recommendation

The Board considers that the Resolutions being proposed by Acquisitor at the Extraordinary General Meeting are NOT in the best interests of Shareholders as a whole and recommends Shareholders to vote AGAINST all of the Resolutions to be proposed at the Extraordinary General Meeting. The directors of Baltimore intend to vote in this way in respect of their own beneficial holdings which amount to 104,709 ordinary shares, representing in aggregate approximately 0.19 per cent. of the issued ordinary share capital of the Company.

Action to be taken

The form of proxy for use at the Extraordinary General Meeting is enclosed. Shareholders are urged to take the following action to ensure that their views are represented at the meeting. The form of proxy for the meeting, completed, signed and dated in accordance with the instructions thereon, should be returned as soon as possible but, in any event, so as to reach the Company’s registrars Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 12 noon on Tuesday 4 May 2004.

IF YOU SUPPORT THE BOARD YOU ARE URGED TO TICK ALL THE GREEN BOXES on the proxy form for the Extraordinary General Meeting, in order to vote against the Resolutions proposed by Acquisitor, and then to sign, date and return the proxy form as indicated above.

If your shares in Baltimore are held in a nominee name, you will need to contact your nominee company to instruct them to vote on your behalf.

The completion and return of the form of proxy will not prevent you from attending the Extraordinary General Meeting and voting in person, if you so wish. You may submit your proxy electronically at www.baltimore.com/investors/shareholders using the investor code shown on the forms of proxy and you should follow the instructions on that website.

Given that the Company has few institutional shareholders and over 42,000 individual shareholders it is more important than ever that, on this crucial choice, the voice of all shareholders is heard. Please VOTE NOW. TO SUPPORT THE BOARD and its strategy, TICK ALL GREEN-COLOURED BOXES on the form of proxy for the Extraordinary General Meeting and sign, date and return the form of proxy as indicated above.

Yours sincerely

Bijan Khezri

Chairman

YOUR BOARD STRONGLY RECOMMENDS THAT YOU VOTE AGAINST ALL OF THE RESOLUTIONS TO BE PROPOSED BY ACQUISITOR

AT THE EXTRAORDINARY GENERAL MEETING

TICK ALL GREEN COLOURED BOXES ON THE FORM OF PROXY

APPENDIX 1

BALTIMORE TECHNOLOGIES PLC ANNOUNCES NEW STRATEGY

Baltimore to build leading clean energy solutions business

Experienced Executive and non-Executive Board appointments to drive strategy

31 March 2004, Baltimore Technologies plc (London: BLM) today announces its new strategy, as planned.

HIGHLIGHTS

Growth Strategy

•	Growth strategy to exploit rapidly expanding business demand for clean energy on competitive terms by overcoming the cost and efficiency constraints usually associated with renewable energy

•	Company to drive revenue growth by actively managing its customers’ mix of energy requirements to optimise their sourcing, maximise savings and displace traditional fuels

•	Rapid sustained profitability and positive cash generation targeted

•	Strategy enables optimal leverage of Company’s listed structure and cash assets

•	Company to propose change of name in due course to reflect new business focus

New Board Appointments

•	David Weaver, former Managing Director Europe, BP Gas, Power and Renewables and former CEO, International, and Vice President of CMS Energy Inc, appointed Chief Executive

•	Alfredo Goyanes, former Head of European Energy Research, Lazard, appointed Chief Financial Officer designate

•	John Uttley, former Finance Director of National Grid Group plc and the Central Electricity Generating Board, to be appointed non-Executive Director and Chairman of the Audit Committee

•	Richard Eyre, former CEO of ITV and Capital Radio plc, to be appointed non-Executive Director

•	James Huston, former CEO of NUON Global Solutions and former Group Chief Knowledge Officer of Cap Gemini Ernst & Young, to be appointed non-Executive Director

•	Bijan Khezri to become non-Executive Chairman upon David Weaver’s appointment as Chief Executive

•	Andrew Hunt to continue in his role as Senior Independent non-Executive Director

•	Simon Enoch and George Powlick, non-Executive Directors, to step down at the Annual General Meeting of the Company, as part of the transition to the new strategy

•	Denis Kelly, currently Chief Financial Officer and Director, to step down at the Annual General Meeting of the Company

COMMENT

Bijan Khezri, Chairman, said:

“Over the last six months the Board has been reviewing the options available to the Company. Having examined these options, we are excited to present a credible plan focused on delivering clean energy solutions to business. We believe this strategy provides optimal leverage of Baltimore’s structure and asset base and should deliver sustained and profitable growth for shareholders.

“I am also excited to announce the changes to our Board which will create a world class energy team to be led by David Weaver, to develop and execute our new growth strategy. The Board is confident that these initiatives will provide our shareholders with a distinct and attractive investment opportunity and look forward to their confirmation of this.

“I would also like to take this opportunity to thank Denis Kelly, Simon Enoch and George Powlick for the outstanding contribution they have made to Baltimore during challenging times.”

David Weaver, Chief Executive, said

“We are committed to building a leading energy company focused on meeting business’ demand for clean energy solutions, which are commercially competitive. The team announced today combines some of the strongest industry expertise and track record to achieve this goal and exploit the significant growth potential of this market for the benefit of Baltimore’s shareholders.”

Strategic Review

Over the last six months the Board has conducted a review of the strategic options open to the Company. Among other options, it has sought to identify a business sector in which its current structure and assets can be deployed advantageously and which has the following characteristics:

•	significant growth potential

•	stable and strong cash flows

•	innovation to drive competitive advantage

The strategy announced today is the culmination of this review. The Board believes this strategy presents shareholders with an attractive opportunity to maximise shareholder value.

In defining its growth strategy, the Board has, in parallel, reviewed fully the likely outcome of a Members Voluntary Liquidation (MVL) of the Company and the potential return to shareholders, after settlement of outstanding liabilities and the cost of distributions. It is of the opinion that the timing of returns to shareholders from an MVL will be subject to uncertainties and will reflect no more than the cash value of its net assets at the time of liquidation. Further, under an MVL, certain benefits the Company can exploit as a going concern would not be fully realisable.

The Board is firmly of the opinion that an MVL cannot maximise value for shareholders and will be recommending that shareholders support its growth strategy described below.

New business strategy and growth opportunity

The Company plans to build a leading business focused on providing commercially competitive clean energy solutions to industrial and commercial consumers. The Company has identified a significant growth opportunity to exploit the unsatisfied and increasing demand from businesses for clean energy on commercially competitive and reliable terms.

Despite strong demand drivers, such as environmental regulation and increasing corporate social responsibility, renewable energy, such as wind power, remains more expensive than energy from traditional sources. Renewable energy sources also lack reliable base load availability, which can cause disruption and waste, resulting in higher costs and loss of production.

The Company plans to overcome these inefficiencies by providing a broad range of businesses with a reliable and environmentally acceptable mix of fuel sources, including low emission and renewable fuels, on the competitive terms they require.

The Company aims to achieve this by an innovative technical and commercial approach to managing customers’ energy supply sources day by day and applying proven energy market driven techniques, to optimise their contracts, maximise savings and avoid incurring excess costs. Typically, the Company’s target customers would not have the scale or specific expertise to achieve these benefits for themselves.

The Company will not target retail customers, nor will it trade as principal in the energy markets and so will not be exposed to the financial and other risks involved in energy trading.

The Company intends to rapidly achieve sustained profitability and positive cash generation, deriving revenues principally in the form of fee income, commission on energy cost savings, from the resale of a mix of energy products and financial optimisation of energy assets.

A significant advantage of the growth strategy is that it enables optimal use of the Company’s cash assets and listed structure. In that respect, the Board believes that the Company’s cash assets are sufficient to initiate its strategy and that its UK listing will provide a valuable platform to exploit future consolidation opportunities in this segment of the energy sector.

How the business will be built

The Company plans to build its business in three key areas:

Energy supply optimisation

By actively seeking to re-negotiate and manage its customers’ existing energy requirements, the Company will provide reliable and sustainable energy from an environmentally acceptable mix of sources, including renewables and low emission fossil-fuel sources, such as gas, to achieve savings that would otherwise not be accessible and, in this way, build its own income and business.

Fuel source optimisation

By leveraging its active management of customers’ energy portfolios, the Company will seek to replace more environmentally damaging fuels and provide competitive solutions based on alternative and clean switchable sources at optimised prices.

Energy portfolio optimisation

The Company will exploit the synergies between its customers to take advantage of economies of scale and the potential of different energy use and load profiles within its customer base.

As part of this, the business model envisages appropriate investment in clean power generation assets, in due course, to diversify and enhance the range of energy solutions the Company is able to offer its customers.

Next steps

The new strategy will be implemented initially by a targeted, cash generative acquisition to establish an operational team experienced in energy markets (including renewables), price structuring and finance. The Company’s strategy will be to focus on developing a customer base of mid-market industrial and commercial businesses.

The Company proposes in due course to seek shareholder approval to change its name and rebrand to reflect its new business focus.

A circular in respect of the EGM will be posted to all shareholders on 8 April 2004. In the meantime, the toll-free shareholder information line* is available to deal with general enquiries

New Board appointments and management team

In developing this growth strategy, the Board has been able to attract a strong, experienced, senior management team of individuals with a successful track record in both business and international energy markets to implement it.

The new team will be led by David Weaver, former Managing Director Europe, BP Gas and Power, who is appointed as the new Chief Executive effective 8 April.

Bijan Khezri will continue to lead the Board as non-executive Chairman.

*	Shareholders may access this by dialling 00800 888 8080 (or +44 20 7335 5704 if calling from outside the UK and the Republic of Ireland). The information line is open between 09.00 and 17.30 Monday to Friday.

Alfredo Goyanes, former Head of European Energy Research, Lazard is appointed as Chief Financial Officer designate, effective 8 April, and will work alongside Denis Kelly, who will retire as Chief Financial Officer and from the Board at the Company’s AGM. At that AGM, Simon Enoch and George Powlick will each retire from the Board. Andrew Hunt, who was appointed a non-Executive Director in December 2003, will continue as Senior Independent non-Executive Director.

With the Company’s new business focus in mind, the Company is announcing the additional appointments as independent non-Executive Directors of Richard Eyre, James Huston and John Uttley. These new non-Executive Directors bring the benefit of their considerable experience to guide the Board’s decisions in implementing the new strategy. All new non-executive appointments to the Board will be effective from 8 April.

Brief biographical details of the new Board members are set out below.

David Weaver was Managing Director Europe, BP Gas, Power and Renewables, a $1 billion turnover business, from 2000 to 2003. In this role, he built a highly successful business from a green field start, establishing BP’s largest power marketing operation and pioneering their entry into the wind power renewables business. Prior to joining BP, he was President and CEO of Europe for Duke Energy International, one of USA’s largest gas and power enterprises. From 1995 until 1999 he was Chief Executive Officer, International, based in Singapore for CMS Energy Inc, a major US energy utility and a New York Stock Exchange quoted power company, where he is credited with the successful turnaround of a loss making Asian business. His executive experience also includes Managing Director of Mission Energy Asia, and General Manager of Scottish Power New Ventures where he established their market entry strategy into renewable energy in 1993. He started his career with the Central Electricity Generating Board and led one of the Government’s privatisation teams during the privatisation of the UK Electricity Supply Industry. He is a Fellow of the Energy Institute and a founder Member of the Institute of Petroleum Engineers.

Alfredo Goyanes was Director of European Utilities Research for Lazard Capital Markets (London) from 1999 to 2003, where he advised on strategy, valuation and regulation in the energy industry for investors and corporates. From his position as an equity analyst for Banco Santandor de Negocios, he was appointed in 1987 as Head of Equity Capital Markets for Natwest S.A. (Madrid), a post he held until 1990. After 1990 he held a number of positions both in management and as adviser on market strategy for investment banks and broking firms, notably with Paribas Capital Markets (London) from 1994 to 1999. He set up his own consultancy practice in 2003 to advise corporate and financial investors on the energy sector. He holds an MBA in Finance from Columbia University, New York.

John Uttley has a wealth of knowledge in the energy sector, particularly in the electricity industry in which he has almost 30 years experience. He has extensive experience of corporate finance, including equity, debt markets and bank financing. He has held several influential positions and was Finance Director of National Grid Group from 1990 to 1997 and Finance Director of Central Electricity Generating Board from 1984 to 1990, where he acquired significant experience on the economics of different power generation options. Since 1997, he has focused on middle-sized and smaller companies in a portfolio of non-executive directorships, including as chairman of Stentor Communications plc, the Irish Telecoms Group, First Security Group Ltd, a manned security group backed by 3i, and as a non-executive director of Misys Independent Financial Advisory Services (now Sesame plc) and Glasgow Prestwick International Airport.

Richard Eyre has extensive experience of managing businesses and of corporate governance. He has a distinguished career in the field of media, holding some major leadership roles. He was Chief Executive of Capital Radio plc from 1991 to 1997, during which time the value of the company grew fourfold. In 1997, on leaving Capital Radio he was appointed Chief Executive of ITV Network, at a challenging time when audiences were in serious decline. Under his leadership from 1997 to 2000, a new senior team was recruited which undertook a fundamental reworking and rebranding of ITV and its approach. He was Chairman and Chief Executive of Pearson Television during 2000 and Director of Strategy and Content for RTL Group until 2001. He has held a number of non-executive posts since April 2001, including RDF Media, 19 Entertainment, Digital Bridges and the Eden Project.

James Huston has run a private strategic consulting business since 2003, advising some of the world’s leading renewable energy companies. He was previously the Chief Executive Officer of the international water and renewable energy business of the Dutch utility Nuon NV. From 1994 to 2001 he was an executive for Cap Gemini Ernst and Young, where he created and managed the Eastern Hemisphere Utility Consulting practice of Gemini Consulting and created and ran their Power and Water Utility Global Market Unit on a worldwide basis. He held the position of Group Chief Knowledge Officer from 2000 to 2001. His early career included working as project manager for Stone and Webster Engineering Corporation, which he joined in 1980 and left as a Vice President in 1994. Mr Huston holds a degree in Nuclear Engineering from the University of New Mexico.

Following the changes to the Company’s Board announced today, the structure of the new Board will, at conclusion of the Company’s AGM, comprise:

Chairman, non-Executive	Bijan Khezri
Chief Executive	David Weaver
Chief Financial Officer	Alfredo Goyanes
Senior Independent Non-Executive Director and Chair of the Nominations Committee and the Remuneration Committee	Andrew Hunt
Non-Executive Director and Chair, Audit Committee	John Uttley
Non-Executive Director	Richard Eyre
Non-Executive Director	James Huston

APPENDIX 2

BALTIMORE’S HISTORY UNDER MR KHEZRI’S LEADERSHIP

Successful restructuring of Baltimore

In restructuring the Group, Mr. Khezri effectively prevented your Company from becoming insolvent and has created the platform which the Company has today, and which Acquisitor wants to control. Despite being a public company, your Company had no access to external funding and was forced to realise cash through business disposals. Altogether Mr. Khezri and his team have raised proceeds from these sales in excess of £40 million in difficult market circumstances.

When Mr. Khezri became Chief Executive Officer in October 2001, the Company could have faced insolvency, incurring an average monthly loss of £5.9m, with only £21m of cash reserves by December 2001. There were operational problems both with its infrastructure business (PKI) and its Content Technologies applications business. On 22 August 2001, within a month of Mr. Khezri re-joining the Board as a non-executive director, Baltimore had announced that it would sell Content Technologies (mandating JPMorgan to conduct a public auction) and that a major restructuring and redundancy programme would be carried out, involving the sale of the Group’s non-core businesses and the disposal of a number of sales and distribution subsidiaries of its retained core businesses. Under Mr. Khezri’s leadership, these actions left the Group financially stable and re-shaped with a strategy focussed on infrastructure products and services.

In Spring 2003, the Company formed the view that the significant resources necessary simply to maintain its infrastructure products and services offering had pushed profitability out of reach for companies of Baltimore’s size. The sale of the Company was announced at the AGM on 22 May 2003. No serious offer for the whole of the Company was made. As a result, under the leadership of Mr. Khezri, all your Company’s businesses were sold in individual transactions within a short and demanding period of time. Both the disposal of SelectAccess to Hewlett Packard and the disposal of the PKI business to beTRUSTed were Class 1 transactions which received shareholder approval.

A number of the disposals carried out during Baltimore’s restructuring received shareholder approval and were subject to a fairness opinion from the Company’s financial advisers. The sale of Content Technologies was carried out by way of public auction. All were subject to a rigorous legal, accounting and due diligence process.

The Company’s market capitalisation, on the day prior to the 22 May announcement to sell the Company as a whole, amounted to approximately £13.5 million. At the conclusion of the asset realisation programme, when the sale of the Company’s remaining stake in Baltimore Technologies Japan was announced on 15 March 2004, your Company’s market capitalisation amounted to approximately £21.5 million, representing an improvement in value of 62.8%.

Mr. Khezri’s remuneration

You will have seen from Acquisitor’s announcements and its statement that it focuses only on the past. It is worth putting on the record for you, details of Mr. Khezri’s past remuneration from October 2001 on his appointment as Chief Executive up to the date of this document.

When Mr Khezri took up responsibilities as Chief Executive of the Company in October 2001 at a demanding time he refused his predecessor’s remuneration package with a base salary of £250,000 and voluntarily opted for a salary of £150,000, in light of the difficulties the Company was experiencing at the time, and waiving any bonus payment for that financial year. An award of 1,265,620 shares made at the time of his appointment as Chief Executive in October 2001 would have vested over three years at a total value of £200,000 (based on the share price at the time of grant).

By August 2002 the Company had been successfully stabilised. Mr. Khezri’s management team had effectively implemented the restructuring and disposal programme announced on 22 August 2001 and kept the Company from possible insolvency. When shareholders approved the new Share Award Plan in December 2002 which replaced the existing scheme, his share options grant of October 2001 was cancelled. Mr. Khezri was awarded an equivalent grant which represented 126,562 shares (adjusted for the 1 for 10 share consolidation), with a total market value at that time of approximately £30,000 and to vest over three years.

When the Company was put up for sale in May 2003, an executive bonus plan was established as an incentive to ensure that the sale of the Company and/or its constituent parts would be completed as effectively as possible. Once those businesses had been successfully disposed of by October 2003, substantially exceeding the targets under the bonus plan, the executive bonus became payable. As a result Mr. Khezri was paid a bonus of £150,000.

Following October 2003 the Company’s main tasks were to contain and reduce on-going liabilities and to carry out a review of the strategic options open to the Company, including a members voluntary liquidation. To reflect this, a structured bonus scheme was put in place for Mr Khezri and Mr Kelly, Chief Financial Officer.

Upon David Weaver’s appointment as Chief Executive, Mr. Khezri has agreed he will give up his executive responsibilities and all rights and claims under his service contract with effect from the date of Mr Weaver’s appointment. The compromise agreement determined by your Board’s Remuneration Committee to reflect this surrender of Mr. Khezri’s rights, which becomes effective upon the appointment of David Weaver, is based on his base salary and the paid up value under the above bonus scheme based on a period of 12 months, being Mr. Khezri’s contractual notice period. All his entitlements to benefits accruing during his 12 month notice period, to which Mr. Khezri would otherwise be entitled, together with the value of any Share Award Plan rights which would otherwise be exercisable (after vesting of the July 2004 tranche), will be waived in full. The net sum to become payable under the compromise agreement, at £310,000, represents approximately 75% of the full value of Mr. Khezri’s total contractual entitlements. In his new role as non-executive Chairman, Mr. Khezri will receive an annual fee of £40,000 and the appointment can be terminated on three months’ notice.

APPENDIX 3

OBSERVATIONS ON ACQUISITOR

The Board believes shareholders should consider the following observations concerning Acquisitor.

Acquisitor only invested in Baltimore immediately after the sale of the PKI business, the last disposal in the Company’s asset realisation programme, had been announced on 22 September 2003.

Acquisitor did not invest in Baltimore until immediately after the sale of the PKI business, the last disposal of an operational business in the Company’s well publicised asset realisation programme, had been announced on 22 September 2003.

Acquisitor was not an investor whilst the Company was executing its acquisitions strategy and when the Company’s share price, along with the technology sector as a whole, was significantly higher than today. Accordingly, Acquisitor has not suffered the losses incurred by many long term shareholders.

Acquisitor has not revealed its plans for your Company’s cash

Acquisitor has revealed no long term plan for the Company and, in particular, how it intends to use your Company’s cash. Acquisitor has already been quoted as saying that it will not put the Company into liquidation. The only plan it has revealed is to investigate the past – a time when it was not even a shareholder in the Company. It does not say to what effect, how long it will take or what it will cost – still less how this will benefit shareholders. All your Company’s transactions have been carried out in the full glare of public company compliance. A number of the transactions (acquisitions as well as disposals) have required shareholder approval and to that end required full legal and audit review.

Acquisitor’s board and interim management team

As Acquisitor has not revealed its strategy, it is perhaps not surprising that it has no permanent management team for your Company. The proposed chief executive and finance director are both described as “interim”. Shareholders therefore have no knowledge as to who will be the future management of the Company.

Acquisitor’s proposed Chairman, who by background is an Insolvency Practitioner, has only recently left Kroll to establish a turnaround business. He asserts great experience but, in Baltimore’s case, your Board achieved the successful completion of the Company’s asset realisation programme. What is needed now and what the present Board, following the new appointments, provides, is the experience to take the Company forward into a new business area.

Acquisitor’s proposed interim Chief Executive, Duncan Soukup (according to public documents, Mr. Soukup is based in the United States), is an equity broker by training and an Acquisitor director. Acquisitor’s proposed interim Finance Director, Tim Lovell (UK based), is a stockbroker by training and also an Acquisitor director.

Acquisitor is already available as an investment vehicle

Any investors to whom Acquisitor’s business approach appeals can already access this through a direct investment in Acquisitor on the Alternative Investment Market (AIM). As your Company has, largely, no tangible assets other than cash, it is far from clear what Acquisitor’s business approach would bring, other than to control your Company’s cash without paying you a premium. Even following its recent £6.6m share placing, Acquisitor is capitalised at just £17 million. This is less than 70% of your Company’s cash balance which Acquisitor is seeking to control.

Acquisitor’s sharebuying is at odds with its public criticism of the Company

With one hand Acquisitor has publicly raised questions concerning the Company (which the Company has replied to in Appendix 4 to this document). With the other, Acquisitor has purchased further shares in the market. This unusual behaviour raises questions as to the consistency of Acquisitor’s management style and as to Acquisitor’s motivations.

A minority holding seeking control over your Company’s cash

If Acquisitor is successful in obtaining control of the Board, it will have effective control over your Company’s cash whilst still holding a minority of the shares – only 12.96% on 5 April 2004. In other words, for an investment of around £3 million, it is seeking control over some £24 million of your Company’s cash.

If Acquisitor wishes to obtain control, it should make an offer at a premium to all shareholders.

Acquisitor represents the interests of its own shareholders – not your interests

Acquisitor, of course, must act in its own interests, this means the interests of its own shareholders – its shares are traded on the AIM. There is no reason for it to act in your interests. It is not a champion of the interests of Baltimore shareholders even if it portrays itself to be. Acquisitor was not even a shareholder at the beginning of September last year, let alone during the technology boom.

APPENDIX 4

RESPONSE TO ACQUISITOR’S QUESTIONS

Appendix 4 deals with specific issues raised by Acquisitor in its announcement of 30 March 2004 and sets out below Baltimore’s answers in relation to them.

1. Baltimore Technologies Japan

1.1. The Company announced on 15 March 2004 “that it has reached agreement with Betrusted to sell its remaining stake in Baltimore Technologies Japan (BTJ) …for £2.25 million in cash” …”Baltimore will make a net gain of £2.25 million from this disposal.” Mr Khezri commented in the announcement that “the disposal generates a further £2.25 million of additional value for Baltimore shareholders”. These comments are misleading and do not give shareholders the facts on the value destruction that has taken place at Baltimore. The Baltimore Board have apparently forgotten a few of the facts pertaining to Baltimore Japan:

Answer

In no way is this a misleading statement. The value of our investment in Japan had been written down to zero in December 2002 due to the following factors:

•	BTJ was suffering serious losses

•	the economy in Japan was suffering

•	as stated in our 2002 Annual Report, CGI had defaulted on the final payment (£1m) for the shares that they had purchased in January 2002.

As our last published financial statements, the 2002 Annual Report, had valued this investment at zero we had a duty to inform our shareholders and the public that there was a gain on this transaction. It is in no way practical to give details of the history of transactions of this nature. Indeed, in our view, this would only serve to mislead the public and our shareholders. Given the fact that we had publicly stated that we believed the BTJ investment to be of nil value, it was our duty to inform our shareholders and the public that there was a gain on this sale and also that it enhanced shareholder value, as we were able to negotiate the sale of our BTJ shares for £2.25m which reflected an increase of £2.25m in the net asset value of Baltimore Technologies plc.

1.1.1 Baltimore paid an equivalent of £16.31 million (Yen 2.67 billion) for its original interest in BTJ (then known as NSJ) on 17 March 2000 (Page 78 of the 2000 Annual Report).

Answer

To clarify this issue we set out below an excerpt from the public announcement of March 2000, regarding the acquisition of a 72.5% interest in BTJ:

“09 March, 2000—Baltimore Technologies (NASDAQ:BALT; London:BLM), a global leader in e-security solutions, today announced that it has acquired a 72.5% stake in NSJ Corporation. NSJ, a privately held company, is Baltimore’s exclusive reseller in Japan specializing in providing information security solutions for major organizations, banks and Government bodies. This acquisition strengthens Baltimore’s presence in the Japanese e-security market, providing a solid platform from which to aggressively capitalize on the growing Japanese Internet and e-commerce market opportunities.

Under the terms of the acquisition, Baltimore Technologies will pay 2.67 billion Yen (US$24.9 million) to acquire a 72.5% stake in NSJ. As part of the agreement NSJ will pay Baltimore Technologies 2.4 billion Yen (US$22.4 million) to extend its exclusive license of Baltimore products for a further twelve years. The net cash outflow from Baltimore Technologies will be 267 million Yen (US$2.5 million) which will be funded from the existing cash resources of the company. NSJ will be renamed as Baltimore Technologies Japan KK with immediate effect.”

You should note from this announcement that the net cash outflow from this transaction was $2.5m (£1.36m stg).

1.1.2. “In December 2001 an impairment charge of £2.79 million was recognised to the goodwill arising on the acquisition of NSJ and CyberTrust Japan” … renamed Baltimore Japan KK. (Page 77 of the 2002 Annual Report).

1.1.3. On 4 February 2002 the Company announced the partial sale of Baltimore Japan to CGI for £4.73 million. “The effect of this was to reduce the Company’s holding from 62.38% to 19%. The loss on disposal amounted to £8.175 million.” (Page 84 of the 2002 Annual Report).

1.1.4. “Goodwill remaining at 31 March 2002 the effective date of the sale was £3.871 million. £2.088 million was taken to investment to reflect the value of the Company’s remaining holding. This investment was then impaired to £nil”. (Page 77 of the 2002 Annual Report).

1.1.5. “The remaining £1.783 million was written off as at 31 March 2002” (Page 77 of the 2002 Annual Report).

By our calculation, the Company has, therefore, lost £2.79m plus £8.175 million plus £3.871 million = £14.836 million less the proceeds on the recent sale of £2.25 million for a total capital loss on the Baltimore Japan investment of £12.59 million, not to mention the many millions of pounds of operating losses that the Company also incurred on this and their other loss making acquisitions. Is this correct?

Answer

For the sake of clarity we are answering all the above questions together.

Acquisitor’s calculation is not correct as their analysis confuses goodwill amortisation with the writing down of assets. To reflect the total balance sheet movement in our Japan investment is a complicated issue since, shortly after the acquisition of BTJ by Baltimore Technologies plc, BTJ acquired CyberTrust Japan through the issuance of shares. This gave rise to a complex goodwill treatment.

It is true that losses have been recorded on the Japanese investment as the original value of the investment was £16.31m and the cash realised from the sale of our BTJ stake was approximately £5.75m. However it is important to remember that the initial acquisition only represented a cash outflow of approximately £1.36m. The table below represents the approximate cash effects of the purchase and eventual sale of the Japanese operations:

	Dollars	Sterling
Outflows on acquisition	$2.50	(£1.36m	)
Inflows
Sale to CGI		£3.50m
Sale to beTRUSTed		£2.25m

Total Inflows		£5.75m

Net Inflow to plc		£4.39m

With regard to funding the operating losses of Baltimore Japan, there was no cash outflow from Baltimore plc. In April 2000, one month after acquiring the 72.5% stake in BTJ, we sold approximately 5% of the share capital to strategic investors for £11.40m. These proceeds were used to fund the Japan operations.

1.2. What has happened to the liability in respect of ‘deferred revenues’ received from the 12 year licence deal with BTJ described in the announcement of 4 February 2002 and accounted for on Page 86 of the 2002 Annual Report as deferred income of £11.85 million? Why has the Baltimore Board apparently avoided addressing this issue?

Answer

The Company’s announcement on 13 April 2004, being the next business day following the date of this document, addresses this question.

2. Content Technologies

2.1. In the RNS announcement of interim results for the period ended 30 June 2003, dated 16 September 2003, Baltimore announced that £4.5 million was due from Clearswift. Have these funds now been received by the Company?

Answer

Yes, these funds have been received

2.2. According to the Clearswift Annual Return made up to 11 January 2004, Baltimore no longer owns any shares in Clearswift. If this is the case, why did the Company not disclose the disposal of its interest in Clearswift and the resultant loss (or gain) on or around 2 October 2003, the date of registration of transfer of its Clearswift shares?

Answer

Baltimore did make a disclosure of the sale in its announcement of 16 September 2003. We set out below an excerpt from that announcement:

“Agreement has been reached with Clearswift Ltd on the outstanding elements of the consideration for the sale of Content Technologies last year. The value of the investment in Clearswift, as at 30 June 2003, has been reduced to £2.0 million. The Company expects to receive £4.5 million by 30 September 2003 in respect of that investment and in final settlement of warranty claims. In order to retain an interest in Clearswift’s potential, Baltimore will also receive £300,000 in warrants”

2.3. By deduction it would, therefore, appear that Baltimore has disposed of its £8.5 million investment in Clearswift (£6 million of preference shares and £2.5 million of loan notes) for £4.5 million. Are we correct in our conclusion that Baltimore divested its holding in Clearswift in October 2003 and that Baltimore’s shareholders have suffered another loss of £4 million on a transaction entered into in March 2002 by the Baltimore Board with Mr Khezri acting as CEO?

Answer

Baltimore did divest its holding and the loan notes is Clearswift for £4.5m and this did represent a loss of £4m on the original valuation. The impairment of investment of £4 million principally relates to the write down of the Group’s £6 million investment in Clearswift shares to £2 million at 30 June 2003. However, it is important to point out that, as of September 2003, Clearswift were completing a round of financing which valued the company significantly lower than was the case in March 2002. The decision to sell our stake in Clearswift, for a total consideration of £4.5m, was consistent with the re-valuation of Clearswift on their latest round of financing.

In the completion of the sale of our Content Technologies business to Clearswift, the board of Baltimore had received a fairness opinion from JP Morgan who acted as advisors on the disposal. It is important to highlight that at the time of this disposal Baltimore had a going concern qualification on its annual report and was under extreme cash flow pressure.

2.4. Are we also correct in our view that having conveniently written down the Clearswift investment shortly before it was sold (as was the case with Baltimore Japan!) that on Wednesday 31 March the Baltimore Board will announce that it has disposed of its Clearswift investment without making a loss?

Answer

No, see the above public announcement.

2.5. If we are correct, then the £4 million (66%) loss on the Clearswift shares over a period of 18 months, on top of the £493.5 million (based on a purchase price of £514 million less the sale price of £20.5 million) already lost on the sale of Content Technologies, increases the total capital loss on Content to a bank breaking loss of £497.5 million. Is this correct?

Answer

It is correct to state that the losses were incurred. This information is available from our published records.

3. Other matters

3.1. What is the breakdown of £8.7 million of debtors showing in the pro forma statement of net assets included on Page 11 of the shareholder circular to approve the disposal of the PKI business, dated 12 November 2003? Have these funds now been now collected?

Answer

Baltimore Technologies

Analysis of Creditors from PKI circular

	£	Status
Trade Debtors	428,971	Majority has been paid
Deposits (In relation to rented premises)	3,426,034	Not paid
Loan notes	2,500,000	Clearswift loan notes —Now Paid
Rent	843,757	Paid
Supplier deposit	100,000	Paid
Other Debtors	281,764	Paid
Prepayments	1,070,022	Services paid for in advance
Accrued Income	38,791	Paid

Total Debtors	8,689,339

3.2. What is the breakdown of £15.7 million of creditors (amount falling due within one year) showing in the pro forma statement of net assets included on Page 11 of the circular for the disposal of the PKI business? Has all of this been paid?

Answer

Liabilities Breakdown

	£	Status
Trade Creditors	1,863,818	Majority is paid
Other taxes and social security	483,140	Majority is paid
Accruals	5,498,169	See detailed analysis in table below
Deferred Maintenance	1,061,025	Majority released to P&L after disposal of operating businesses
Deferred Other	4,605,312	Majority released to P&L after disposal of operating businesses
Other Current Liabilities	(45)
Mortgages	81,673	Paid in full
Finance Lease Obligations	63,085	Paid in full
Corporation Tax	264,860	£200K released to P&L (Not required withholding tax)
Loan notes	1,728,753	Majority paid/converted to shares as these were convertible loan notes

Total	15,649,790

Accruals detail:		Status
Accrued Salaries	154,068	Majority is paid
Accrued Annual Leave	328,312	Majority is paid
Accrued Commissions	221,308	Majority is paid
Accrued Bonus	405,407	270k paid – balance released to P&L
Accrued Employee related	13,645	Paid
Accrued Pension	30,677	Paid
Accrued Contractors	59,529	Paid
Accrued Office costs	981,233	Majority is paid
Accrued Royalty	7,959	Unpaid
Accrued Audit fees	319,937	Majority paid
Accrued Taxation	105,929	Paid
Accrued Consultancy fees	18,459	Paid
Accrued Legal & Professional	780,103	Paid approx £500K
Accrued Other	2,071,603	£1.4m approx Paid, £350K approx released to P&L, balance still o/s

Total Accruals	5,498,169

3.3. What is the status of the Company’s leasehold premises? In particular what space is unused and has not been sublet and what provisions have been made for these commitments or covenants?

Answer

We set out below a summary of our leasehold property

Premises in Theale

These premises have been completely sublet to two parties, the annual rent is approximately £1.2m

The terms of the sub-lets are shorter than the head lease as there are break clauses in the sublets at 2008 and 2009 and the headlease was for sixteen years to June 2017. The provision is £3.2m

Premises in Dublin

One floor of the four floors contained in these premises has been sublet to beTRUSTed for one year and the balance is vacant. The annual rent is £0.4m and the provision is £0.5m. We are in active negotiations to sublet the balance of the space. The lease expires in 2016

Leasehold in Australia

All of the premises are sublet, but due to market conditions the sublets are at rentals significantly lower than the head rent. The provision is £0.6m and is calculated on the difference between the head rent to the sublet rent. The lease expires in 2006

Leasehold in Canada

All of the premises are sublet, but due to market conditions the sublets are at rentals significantly lower than the head rent. The provision is £1.0m and is calculated on the difference between the head rent to the sublet rent. The lease expires in 2007

Other Properties

We carry a provision of approx. £0.15m for the balance of our leases which all expire in 2004.

APPENDIX 5

STATEMENT FROM ACQUISITOR HOLDINGS (BERMUDA) LTD.

Baltimore Action Group

Statement Re: Shareholder Action

To:	Baltimore Technologies Plc (“Baltimore”) Shareholders 19 March 2004

Dear Baltimore Shareholder,

I am sure you will agree that the performance of Baltimore, which has resulted in a collapse in market value from £5 billion to £20 million is totally unacceptable.

In our opinion it is clear that the current Board of Baltimore should now be removed in order to preserve what shareholder value still remains and be replaced with a Board whose executives have a track record of enhancing shareholder value and representing the interests of all shareholders.

In sharp contrast to Baltimore, Acquisitor Holdings (Bermuda) Ltd and Acquisitor Plc (together “Acquisitor”) have generated consistent profits for their shareholders, and for the shareholders of the companies in which they have invested.

In the light of this Board’s appalling record, we, as Baltimore’s largest shareholder feel obliged to take the drastic step of requisitioning an EGM in order that shareholders may vote on our proposal to replace the current Board with one that is committed to creating shareholder value. We believe there are five good reasons why the current Board should be removed and a new Board put in place:

1.	The current Board has presided over losses of £1 billion from December 1998 to June 2003

Four of the five current Directors, including Mr. Khezri the current chairman, all served during Baltimore’s massive loss-making acquisition and disposal binge which resulted in losses of £1 billion and must, therefore, be held accountable. Despite pre-announcements about arriving at a “growth phase” with resultant “growing shareholder value” Baltimore never came close to creating any shareholder value. Acquisitor is seeking to replace the current Board before shareholders suffer further losses.

2.	The Board lacks accountability

Mr. Khezri has attempted to disassociate himself from the disastrous operating, acquisition and market performance of Baltimore. For example, on October 19 2001 he told the Financial Times “I wonder if we have made any money from any of our transactions. They have not been properly priced.” However the fact remains that as either a senior company executive responsible for capital markets and M&A strategy, a Non-Executive Director, CEO or Chairman he has been involved in or directly responsible for all the major loss making acquisitions and divestitures since 1998 when he joined Baltimore. In particular Mr Khezri was a Director when Baltimore purchased Content Technologies for £514 million and CEO when Content Technologies was sold, less than 18 months later, for a staggering loss of £497 million.

On 21 November 2000 Baltimore announced that with effect from the 1st December 2000, after the acquisition of Content Technologies was completed on 25 October 2000, Mr Khezri would be standing down from the Board.

On the 14 December 2001, Mr Khezri was quoted in the Financial Times as saying the Content acquisition “did not make any sense.” However he was a member of the Board that considered the acquisition to be “in the best interests of the Company and its shareholders as a whole and accordingly…unanimously recommend to shareholders that they vote in favour of it.”

3.	The current Board has not acquired any Baltimore shares in nearly 3 years

The current Board has collectively served 10 years at Baltimore. Their insignificant holding of 104,028 shares represents a mere 0.2% of Baltimore’s equity, and their total absence of share purchases in almost three years is striking. In November 2002, Baltimore announced a “nil-cost” option scheme whereby employees’ “out of the money” options could be exchanged for “in the money options”. At the announcement of the scheme Mr. Khezri stated that his objective was to avoid the creation of a “lottery ticket for employees”, which is “what many traditional option schemes have become.” But, the “nil-cost” scheme was in effect a guaranteed winning ticket, written by the management, for the management: 78% of all options issued under the scheme went to members of the then or current Board including Mr. Khezri himself.

4.	Acquisitor has a record of creating shareholder value

To date, more than £150 million of value has been created over the past four years in situations in which Acquisitor has been directly involved. We believe that Acquisitor’s track record of value creation stands excellent comparison against the current Board’s responsibility for massive operational losses and deal making of staggering ineptitude.

5.	Acquisitor’s commitment to shareholders

As the largest shareholder of Baltimore, Acquisitor Holdings (Bermuda) Ltd wishes to maximise value for the roughly 45,000 shareholders of record. We propose a new Board of highly qualified Directors, the majority of whom have no other connection whatsoever with Acquisitor as follows:

David Buchler	Chairman
Duncan Soukup	Interim Chief Executive	Acquisitor Holdings (Bermuda) Ltd – Deputy Chairman
Tim Lovell	Interim Finance Director	Acquisitor Holdings (Bermuda) Ltd – Non Executive
Robin Williams	Independent non-executive
George Wardale	Independent non-executive

We believe that these Directors, with their substantial senior level corporate experience, combined with Acquisitor’s superior investment record, are the right team to increase shareholder value.

The proposed Baltimore Board commits to appoint forensic experts to ascertain how the current and past Board managed to destroy £1 billion of shareholder capital. Baltimore’s shareholders deserve to know what happened to their money.

Further details can be found at www.baltimoreaction.com

Notice of Extraordinary General Meeting

Baltimore Technologies plc

NOTICE is hereby given that an extraordinary general meeting of the Company will be held on Thursday 6 May 2004 at 12 noon at Holiday Inn Bloomsbury, Coram Street, London WC1N 1HT for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions.

ORDINARY RESOLUTIONS

1.	THAT Mr Bijan Khezri be removed from the office of director of the Company.

2.	THAT Mr Denis Kelly be removed from the office of director of the Company.

3.	THAT Mr George Powlick be removed from the office of director of the Company.

4.	THAT Mr Simon Enoch be removed from the office of director of the Company.

5.	THAT Mr Andrew Hunt be removed from the office of director of the Company.

6.	THAT Mr David Buchler be appointed to the office of director of the Company.

7.	THAT Mr George Wardale be appointed to the office of director of the Company.

8.	THAT Mr Duncan Soukup be appointed to the office of director of the Company.

9.	THAT Mr Tim Lovell be appointed to the office of director of the Company.

10.	THAT Mr Robin Williams be appointed to the office of director of the Company.

11.	THAT any director appointed pursuant to article 100 of the Company’s articles of association after 19 March 2004 be removed from office.

Date: 10 April 2004

BY ORDER OF THE BOARD

Denis Kelly

Company Secretary

Registered Office:

Innovation House

Mark Road

Hemel Hempsted

Hertfordshire

HP2 7DN

Explanatory Notes

1.	Uncertificated Securities Regulations 2001 In accordance with the Uncertificated Securities Regulations 2001, any Shareholders who wish to attend and vote at the meeting must be entered on the Company’s register of members by no later than 12 noon on Tuesday 4 May 2004. This time will still apply for the purpose of determining who is entitled to attend and vote if the meeting is adjourned from its scheduled time by 48 hours or less. Should the meeting be adjourned for a longer period shareholders who wish to attend and vote must be on the Company’s register of members for 48 hours before the time fixed for the adjourned meeting.

2.	Proxy Shareholders entitled to attend and vote at the meeting may appoint a proxy or proxies to attend on their behalf. A proxy need not be a member of the Company. Investors who hold their shares in the Company through a nominee may wish to attend the meeting as a proxy or arrange for someone else to do so for them, in which case they should discuss this with their nominee or stockbroker. Whilst proxies may vote on a poll on any resolution, they are not entitled to vote on a show of hands. Proxies may ask questions at the meeting if, in his discretion, the Chairman of the meeting allows it.

3.	Proxy Form Shareholders are invited to complete, sign, date and deliver their proxy form to the Registrars. This can be done electronically by logging on to the website www.baltimore.com/investors/shareholders not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting (as the case may be) at which the proxy proposes to vote. Please note that the proxy appointment and instructions will only be valid if lodged at such website address. Any electronic communication that is found to have a computer virus will not be accepted.

Shareholders may also complete, sign, date and deliver their proxy form by post. To be valid, the proxy and any authority under which it is executed (or a copy of the same certified notarially) must be lodged with the Company’s Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, not less than 48 hours before the time of meeting, or any adjournment thereof. Completion of the form will not prevent a shareholder from attending and voting at the meeting if subsequently he/she finds they are able to do so.

4.	Corporate Shareholders Representatives of shareholders which are corporations attending the meeting should produce evidence of their appointment by an instrument executed in accordance with Section 375 of the Companies Act 1985 or signed on behalf of the corporation by a duly authorised officer or agent.

5.	Recommendation The Directors believe that the resolutions proposed in the Notice of Extraordinary General Meeting are NOT in the best interests of Shareholders as a whole. Accordingly, your Directors recommend that you vote against these resolutions as they intend to do in respect of their own beneficial holdings.

Printed by RR Donnelley,11587

Attendance Card – EGM

For use at the Extraordinary General Meeting of Baltimore Technologies plc to be held on Thursday 6 May 2004. If you propose to attend the meeting in person, please sign below and hand in the card at the registration desk. This will ensure registration is carried out as efficiently as possible.

Extraordinary General Meeting of Baltimore Technologies plc to be held at Holiday Inn Bloomsbury, Coram Street, London WC1 1HT on Thursday 6 May 2004 at 12.00 midday

Signature

Date

PLEASE DETACH AND RETAIN THE ATTENDANCE CARD BEFORE POSTING THE FORM OF PROXY TO THE REGISTRARS.

[COMPANY LOGO APPEARS HERE]

Form of Proxy –	Extraordinary General Meeting Requisitioned
by Acquisitor (Holdings) Bermuda Limited

BALTIMORE TECHNOLOGIES PLC (“the Company”)

You may submit your proxy electronically at www.baltimore.com/investors/shareholders using the investor code shown above

I/We being (an) ordinary shareholder(s) of the Company HEREBY APPOINT (see Note 2) the Chairman of the Meeting or

of

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of Baltimore Technologies plc to be held at Holiday Inn Bloomsbury, Coram Street, London WC1 1HT on Thursday 6 May 2004 at 12.00 midday and at any adjournment thereof.

I/We direct the proxy to vote on the following resolutions as indicated below:

Ordinary Resolutions		For	Against	Discretion	Abstain

1.	Mr Bijan Khezri be removed as director of the Company.

2.	Mr Denis Kelly be removed as director of the Company.

3.	Mr George Powlick be removed as director of the Company.

4.	Mr Simon Enoch be removed as director of the Company.

5.	Mr Andrew Hunt be removed as director of the Company.

6.	Mr David Buchler be appointed as director of the Company.

7.	Mr George Wardale be appointed as director of the Company.

8.	Mr Duncan Soukup be appointed as director of the Company.

9.	Mr Tim Lovell be appointed as director of the Company.

10.	Mr Robin Williams be appointed as director of the Company.

11.	Any director appointed pursuant to article 100 of the Company’s articles of association after 19 March 2004 be removed.

Are you planning to attend the meeting?* Yes ☐ No ☐ *delete ‘yes’ or ‘no’ as appropriate	Joint Holders (if any) (see Note 4)

Signed this Day of 2004	Name

Signature	Name

Print Name	Name

A member may appoint a proxy or proxies of his own choice to attend, and on a poll, vote instead of him. The proxy need not be a member of the Company. If no name is inserted in the space above the Chairman of the Meeting will act as proxy.	Please indicated with an ‘X’ in the appropriate box how you wish your votes to be cast. Unless otherwise directed, the proxy will vote or abstain as he thinks fit on the specified resolutions, including where an ‘X’ is placed in a box in the Discretion column.

1.	For this proxy to be valid, the shareholder, or his duly authorised attorney, must complete and sign it and it must be deposited at the office of the Company’s registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4BR, England together with a power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, not less than 48 hours before the time fixed for holding the Meeting or the adjourned Meeting (as the case may be).
2.	If you prefer to appoint a proxy or proxies other than the Chairman of the Meeting, strike out the words “the Chairman of the Meeting or” and insert the name and address of the proxy or proxies whom you wish to appoint in the space provided. If you do not delete such words and appoint another proxy or proxies the Chairman shall be entitled to vote on your behalf.
3.	If you appoint more than one person to act as proxy the number of shares in respect of which each such proxy is to vote must be specified. You may not appoint more than one proxy to vote in respect of any one share held by that member.
4.	In the case of joint holders of any share, any one holder may sign in respect of such share as if he/she were solely entitled to the share, but the names of all joint holders must be given. However, if more than one such holder is present at the Meeting, either personally or by proxy the first named holder of the share on the Register of Members shall be alone entitled to vote in respect of it.
5.	In the case of a corporation, this proxy must be executed under the Common Seal or under the hand of some officer or attorney or other duly authorised person.
6.	The signing shareholder must initial any alteration to this proxy.
7.	The completion of a proxy does not preclude a member from attending the Meeting and voting at the Meeting in person.
8.	You may, if you wish, register the appointment of a proxy electronically by logging onto the website www.baltimore.com/investors/shareholders and the proxy appointment and instructions will only be valid if lodged at such website address. Full details of the procedure are given on the website. The proxy appointment and instructions must be received by not later than 12.00 midday on Tuesday 4 May 2004. Please note that any electronic communication that is found to contain a computer virus will not be accepted.
9.	The Company specifies, pursuant to regulation 41 of the Uncertified Securities Regulations 2001, that only those shareholders registered in the register of members of the Company as at 12.00 midday on Tuesday 4 May 2004 shall be entitled to attend or vote at the general meeting in respect of the number of shares registered in their respective names at that time. Changes to entries on the register after that time will be disregarded in determining the rights of any person to attend or vote at the meeting.

Printed by RR Donnelley Financial 93656

[MAP OF LOCATION APPEARS HERE]

é	Holiday Inn Bloomsbury Coram Street London WC1 1HT

BUSINESS REPLY SERVICE

Licence No. MB 122

1I  I

Capita Registrars

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4BR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baltimore Technologies plc

By:	/s/ Dennis Paul Kelly
Name: Title:	Dennis Paul Kelly Chief Financial Officer & Chief Operating Officer

Date: April 13, 2004